EXHIBIT IV

NOTICE OF DISSOLUTION OF GROUP

Effective January 27, 2004, the group formed by ÖIAG, Olivetti, Old Telecom Italia and Telecom Italia International with respect to the Shares as reported in the Schedule 13G was dissolved.  All further transactions with respect to such Shares will be filed, if required, by the former members of the group in their individual capacity.